UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE





								January 26, 2005

via facsimile and U.S. Mail

Mr. Bryan McKay
President and Chief Executive Officer
Stonechurch, Inc.
203 Bannerman Street North, Box 219
Porcupine, Ontario Canada P0N1C0

      Re:  	Stonechurch, Inc.
		Form SB-2 December 23, 2004
		File No. 333-121571

Dear Mr. McKay:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee, page 2

1. Please revise your fee table to include the number of shares as opposed to a dollar amount to be registered in the first column.


Prospectus Cover Page, page 3

1. In the fourth paragraph of this section, you state that, "[w]e may
not sell these securities...."  However, the selling
securityholders,
not the company, is selling the securities. Please revise your statement accordingly.

Risk Factors, page 7

2. To make your risk factors more effective, try to identify in the first two sentences the principal risk or risks facing investors or the registrant. Discuss briefly in each case the material harm that likely would result if the risk occurs. Simply identifying a risk does not fully indicate the potential impact to you.

3. Delete language that obscures or mitigates the risk you
discuss,
including the clause "there can be no assurance that...."
Instead,
state the risk plainly.

If we do not obtain additional financing..., page 7

4. The last paragraph of this section discussing dilution is a separate risk factor. Please provide the risk factor in a separate section with caption that identifies the risk plainly and directly.

Because of the speculative nature of exploration of mining properties..., page 8

5. Revise your caption to clearly identify the risk that results from these factors. Clearly identify the risk to your business or your investors and state the potential harm that could result. Revise your risk factor discussion to identify the resulting harm to your business or potential investors if you are unable to complete your business plan.

Because of the inherent dangers involved in mineral exploration..., page 8

6. Revise your caption to clearly identify the risk that results from these factors. Clearly identify the risk to your business or your investors and state the potential harm that could result.

Because our directors have other business interests,..., page 10

7. Identify the resulting harm to your business or potential investors if Messrs. McKay and Fruscalzo do not "possess sufficient time for [your] business."

      A purchaser is purchasing penny stock..., page 10

8. Expand your disclosure to provide a description of the risks to investors as a result to your being subject to the penny stock rules.
Discuss in necessary detail the corresponding prospectus delivery requirements and other material aspects of the rules, and make clear how this might limit the potential market for your securities.

Use of Proceeds, page 11

9. State for what purpose you used the proceeds from each initial sale to the selling securityholders.

Selling Shareholders, page 11

10. Briefly describe the facts relied upon in making the exemption from registration available to you for each placement. You may also provide a precise cross-reference to the information as it appears later in the document. In that regard, we note your disclosure on pages 47-49 of the registration statement.

Disclosure of Commission Position of Indemnification For
Securities
Act Liabilities, page 20

11. Pursuant to Item 510 of Regulation S-B, provide in the prospectus the precise undertaking in the first sentence of Item 512(e) of Regulation S-B.

Description of Business, page 20

12. Please provide a basis for your statement that the government has the right to sell title to this land to a third party, but is unlikely to given its remote location. What would be the impact, if any, on the company should the government elect to exercise this right?

13. Please clarify the statement that the "Ontario government`s rights to the land use will not be impacted and we will not have any obligations respecting the land." Describe the types of obligations to which you are referring.

Description, Location, and Access, page 23

14. Supplementally, provide the basis for your statement that,
"[a]
skilled pool of labor for both exploration and mining activities that
is accustomed to working in remove locales exists in local
communities...."  This statement appears to be [more] subjective in
nature.

Plan Of Operation, page 28

15. Please explicitly disclose how long you can sustain your operations with the cash you currently have. Refer to Item
303(a)(1)(i).


Certain Relationships and Related Party Transactions, page 29

16. We no0te your disclosure in Note 4 of the Notes to Financial Statements regarding the loan of $2,000 to the company by a director.
Identify the director and include all material information about the loan in this section. If there is a written loan agreement, you should file this agreement as an exhibit to the registration statement.

Exhibit 5.1, page 53

17. Obtain a revised opinion that includes the file number and filing date of the registration statement and also contains a consent to the filing of the opinion as part of the registration statement.

Accounting Comments

Independent Accountant

18. We understand that your independent accountant, Morgan and Company, has received a letter from the Commission`s Office of the Chief Accountant (OCA), dated July 30, 2003, concerning a credentialing process that Morgan has been asked to complete. We will not be in a position to declare your registration statement effective until this matter has been resolved with OCA.

Updating Financial Statements

19. The registrant should note the updating requirements for financial statements in Item 310 of Regulation S-B.

Consents

20. A currently dated accountant`s consent should be filed with each amendment to the registration statement.

Closing Comments

      Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate
our review.   Include in your response letter page references to
the
amended registration statement indicating where you made changes in
response to our comments. Also, please note the location of any material changes made for reasons other than responding to a specific
comment.   Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

	Once we have indicated that we have no further comments, you may submit a request for accelerated effectiveness. Submit the request at least two business days prior to the requested effective date.
Refer to Rules 460 and 461 of the Securities Act of 1933 and Rule
15c2-8 of the Securities Exchange Act of 1934 for information regarding the distribution of preliminary prospectuses and requests for acceleration.

	Direct any questions regarding the accounting comments to John
Weitzel at (202) 942-1807 or, in his absence, Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all other disclosure issues to Melinda Kramer at (202) 942-1938 or, in her absence, to Tangela Richter, Branch Chief, at (202) 942-1837. Direct any correspondence to us at the following ZIP Code: 20549-0405.

								Sincerely,


								H. Roger Schwall
      							Assistant Director
Cc:	Melinda Kramer
      John Weitzel


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Stonechurch, Inc.
January 26, 2005
page 1